UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

Statement of Eligibility and Qualification Under the

Trust Indenture Act of 1939 of a Corporation

Designated to Act as Trustee

☒ Check if an application to determine eligibility of a trustee pursuant to section 305(b)(2)

DEUTSCHE BANK NATIONAL TRUST COMPANY

(Exact name of trustee as specified in its charter)

300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071	13-3347003
(Address of principal executive offices)	(I.R.S. Employer Identification No.)

Accredited Mortgage Loan Trust

(Exact name of obligor as specified in its charter)

CALIFORNIA	33-0426859
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

15030 AVENUE OF SCIENCE, SUITE 100 SAN DIEGO, CA	92128
(Address of principal executive offices)	(Zip Code)

ACCREDITED MORTGAGE LOAN TRUSTS

Asset Backed Notes

(Title of the Indenture Securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Office of the Comptroller of the Currency	1114 Avenue of the Americas, Suite 3900 New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits

Exhibit 1 - Articles of Association as amended on April 15, 2002.

Exhibit 2 - Certificate of the Comptroller of the Currency dated October 19, 2005.

Exhibit 3 - Certification of Fiduciary Powers dated October 19, 2005.

Exhibit 4 - Existing By-Laws of Deutsche Bank National Trust Company as amended dated May 21, 2003.

Exhibit 5 - Not Applicable.

Exhibit 6 - Consent of Deutsche Bank National Trust Company required by Section 321(b) of the Act.

Exhibit 7 - Reports of Condition of Deutsche Bank National Trust Company, dated as of June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank National Trust Company, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 7th day of November, 2005.

Deutsche Bank National Trust Company

By:	/s/ RONALDO REYES
Ronaldo Reyes
Assistant Vice President